Alliance One International, Inc. Tel: 919 379 4300 8001 Aerial Center Parkway Fax: 919 379 4346 Post Office Box 2009 www.aointl.com Morrisville, NC 27560-2009 USA

April 25, 2006

Ms. April Sifford United States Securities and Exchange Commission Mail Stop 7010 450 Fifth Street, N.W. Washington, D.C. 20549-7010 Fax: 202-772-9220

Re: Alliance One International, Inc. Form 10-K for the year ended March 31, 2005 Filed June 14, 2005 File No. 0-06529

Dear Ms. Sifford:

This letter responds to your letter dated March 7, 2006, containing a supplemental comment relating to the Annual Report on Form 10-K for the fiscal year ended March 31, 2005 filed by Alliance One International, Inc. (“Alliance One” or the “Company”).  The Staff’s supplemental comment and the Company’s response are set forth below.

COMMENT

Form 10-K for the Year Ended March 31, 2005
Note N - Segment Information, page 70

1.

We note your response to the comment in our letter dated January 19, 2006, and we disagree with your conclusions.  It appears to us, based on the materials you have provided, that your operations consist of multiple operating segments as defined in SFAS 131, paragraph 10, where each geographic region represents an operating segment.  Your materials indicate that discrete revenues and expenses are available on a geographic region level and that those results are regularly reviewed by your chief operating decision maker (“CODM”).  Please note the guidance contained in EITF Topic D-70, which indicates that if the information required by paragraphs 27 and 28 of SFAS 131 is included in reports regularly provided to the CODM, disclosure is required.

As such, it is necessary to analyze your operations according to the criteria of paragraph 17 to determine whether two or more operating segments may be aggregated into a single operating segment.  Thereafter, it may be appropriate to further consider paragraphs 18 to 24.

Ms. April Sifford United States Securities and Exchange Commission April 25, 2006 Page 2

Please provide to us such an analysis.  In addition to addressing subparts (a) through (e) of paragraph 17, we would expect you to compare economic characteristics such as gross margins for an historical period of three to five years.

RESPONSE:

We note your conclusion that the Company has multiple operating segments, as defined in SFAS 131 paragraph 10, where each geographic region represents an operating segment.  As discussed in more detail below, we believe that the Company may aggregate all such regional operating segments (other than the South American region) into a single operating segment pursuant to paragraph 17 of SFAS 131.

Paragraph 17 of SFAS 131 provides:

Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type of class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

In the next few paragraphs, we summarize the Company’s evaluation of the criteria listed above in determining that the Company may aggregate all such operating segments into a single operating segment.

A. The Nature of the Products and Services

The Company has only one product  processed leaf tobacco  in each of its operating regions.  In each region, the Company buys raw tobacco from farmers and processes the green leaf tobacco in preparation for sale to its global customer base.

B. The Nature of the Production Processes

The Company’s tobacco purchasing and processing are generally the same throughout all operating regions.  The Company purchases green leaf tobacco (raw material) in more than 45 countries around the world.  The leaf tobacco purchased in these countries is fungible and, within a specific type (flue-cured, burley and oriental), quality and grade ranges, generally interchangeable between origins.

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Ms. April Sifford United States Securities and Exchange Commission April 25, 2006 Page 3

C. The Type of Class of Customer

All of our product is sold to manufacturers of cigarettes, cigars and other consumer tobacco products.  Most of our business (i.e. more than 75% of annual sales) is with ten large multinational cigarette manufacturers.

D. The Methods Used to Distribute the Products or Provide the Services

In each operating region, the methods used to distribute our processed tobacco to customers are substantially similar.  Tobacco is processed in our processing facilities located in various countries and shipped, primarily to large multinational producers of cigarettes and cigars, to delivery points around the world selected by our customers, the majority of which are located outside the region where the tobacco is sourced and processed.  Packed flue-cured and burley tobacco generally is transported in the country of origin by truck or rail, and exports are moved by ship.  The distribution chain, including shipping and invoicing, is managed centrally through our corporate service centers.

E. The Nature of the Regulatory Environment

The Company and its subsidiaries are generally unregulated.  Notwithstanding the generally unregulated nature of the Company’s business, the Company and its operating subsidiaries are subject to the laws of each jurisdiction in which it conducts its business, including specifically laws related to customs and importing and exporting agricultural products.  Regulation or lack thereof does not materially vary from region to region.

Similar Economic Circumstances

The Company has provided to the Staff supplementally, and discussed with the Staff, the similarity of the economic circumstances among operating regions.

Proposed Operating Segment Presentation

The Company proposes to begin presentation of a South American operating segment in its Annual Report on Form 10-K for the fiscal 2006 year ending March 31, 2006.  The Company does not believe that restating the prior year Form 10-K is warranted for the following reasons.  First, the Company completed a large merger during its most recent fiscal year, resulting in dramatically different operating results in its 2006 and 2005 fiscal years.  Accordingly, the Company believes that showing separate operating segments for prior periods would not be meaningful to the investor.  Second, the Company just completed its 2006 fiscal year on March 31, 2006 and is in the process of closing that year and preparing its annual financial statements and Form 10-K.  Attempting to restate prior years during this time would likely (if not certainly) jeopardize the timely filing of the Form 10-K for the current year.  Finally, the Form 10-K that the Company is required to file on or before June 14, 2006 will include the required operating segment information for its 2006, 2005 and 2004 fiscal years.  The Company has supplementally provided the Staff with an example of its proposed segment disclosure.

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Ms. April Sifford United States Securities and Exchange Commission April 25, 2006 Page 4

Given these factors, the Company proposes to present that segment beginning with the fiscal 2006 Form 10-K.

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In connection with the foregoing response, the Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (919) 379-4345 (facsimile).

Very truly yours,

/s/ James A. Cooley
__________________________________________
James A. Cooley
Executive Vice President - Chief Financial Officer

Enclosures

cc:	Mr. Brian J. Harker
James S. Seevers, Jr., Esq. (Hunton & Williams LLP)

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